Exhibit 99.1

SuperCom Completes the Acquisition of Leaders in Community Alternatives (LCA)

NEW YORK and OAKLAND, California, January 5, 2016 -- SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors announced today that it has completed its previously announced acquisition of Leaders in Community Alternatives (LCA), a California-based organization providing electronic monitoring and community-based services under contracts with various government agencies. Linda Connelly, LCA’s founder and a leading industry expert, will continue to serve as the CEO of LCA.

SuperCom intends to leverage LCA’s deep industry knowledge, innovative solutions, and strong base of long-term government customers in the United States, together with SuperCom’s advanced electronic monitoring technology and global Public Safety experience, to expand SuperCom’s Public Safety market share in the United States and worldwide.

LCA is expected to generate more than $9 million in revenues for 2015, and for the past 3 years has been profitable and achieved a compound annual growth rate of over 20% in annual revenues. The LCA revenue base is recurring and primarily derived from contracts with various government agencies in the United States

As consideration for the acquisition, SuperCom paid approximately $3 million up front and has committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections.

About SuperCom

 Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: http://www.supercom.com

About Leaders in Community Alternatives, Inc. (LCA)

LCA is one of California´s leading private criminal justice organizations, providing community-based services and electronic monitoring programs to government agencies for more than 24 years. LCA´s treatment services are evidence-based and built on best practices designed to break the cycle of recidivism. LCA offers a holistic approach with programs addressing cognitive and behavioral issues and alcohol and substance abuse. Geared towards individuals involved in cases with criminal and family courts, LCA offers proven solutions for governmental institutions across California in addressing realignment strategies and plans.

Investor Relations Contacts:	Company Contact:
Brett Maas / Rob Fink	Ordan Trabelsi, President, Americas
Hayden IR
(646) 536.7331 / (646) 415.8972	Tel: 1 212 675 4606
brett@haydenir.com	ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

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